UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2014

000-51025

(Commission File Number)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

(Translation of registrant’s name into English)

22nd Floor, Building No.1,

Capital A Partners, No.20 Gong Ti East Road,

Chaoyang District Beijing 100020,

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

By:	/s/ Tommy S. L. Fork
Name:	Tommy S. L. Fork
Title:	Chief Financial Officer

Date: January 29, 2014

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated January 29, 2014 regarding Ninetowns Internet Technology Group Company Limited Enters Into Merger Agreement for Going Private Transaction

99.2	Agreement and Plan of Merger among Ninetowns Holdings Limited, Ninetowns Merger Sub Limited and Ninetowns Internet Technology Group Company Limited, dated January 29, 2014